

October 19, 2011

Via E-mail
Geoffrey Gibbs
President
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

> **Re: Bulk Storage Software, Inc.**
> **Amendment No 2 to Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File No. 333-168328**

Dear Mr. Gibbs:

We have reviewed the above filing and your response letter dated September 22, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated November 3, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 2 to Registration Statement on Form S-1 Filed September 22, 2011

General

1.   It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers. In this regard, we refer to your disclosure under the caption "Reports" on page 13 where you state that once this registration statement is declared effective you will be required to file annual and quarterly reports.

2.   It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have

given to providing a risk factor that addresses these circumstances and the
resulting risks to potential investors.

Summary, page 4

3.   Please revise your prospectus summary to state that your auditors have issued a
going concern opinion.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

4.   You indicate that your current capital is sufficient because you "believe that [you]
can attract sufficient product sales and services within [your] present
organizational structure and resources to become profitable." You further assert
on page 17 that you expect to "be profitable or at break even by the end of the
current fiscal year." Yet, historically you have operated at a net loss and have
never generated any revenue. Additionally, it is unclear how you expect to
generate revenue when your product is not yet complete, as indicated elsewhere in
your prospectus. Further, although you suggest that additional capital may be
available from your president, we note that Mr. Gibbs has only agreed to loan
funds to the company through December 31, 2011. Given the foregoing, please
revise your disclosure to provide a reasonable basis for your belief that your
current capital is sufficient to fund planned operations or expand your disclosure
to address how the company plans to fund operations during the next twelve
months. To the extent you perceive a deficiency in currently available or
contractually committed funds for funding operations during the next twelve
months, state the minimum period of planned operations that the currently
available and contractually committed funds will enable you to fund.

5.   Please revise your disclosure to state, if true, that Mr. Gibbs has no obligation to
loan additional funds to the company or to pay for costs associated with this
offering. Supplementally enhance your disclosure to address how the company
intends to handle its liquidity needs if additional funding, from Mr. Gibbs or
otherwise, is not available.

6.   Please revise to disclose that the promissory note assumed by the company on
behalf of Beverage Master Holding Corp. and payable to Brian Sobnosky requires
payment of both principal and interest on demand. Discuss the potential liquidity
risk associated with this type of obligation and that the intangible asset received in
return for your assumption of this note was impaired and written off within 92
days of purchase.

Plan of Operation, page 17

7.   Review and revise your disclosure to ensure that you provide information regarding your plan of operations over the next twelve-month period, measured from the date of the prospectus. In this regard we note that you provide such information as of January 1, 2010.

8.   Review the timing described in your prospectus, including the Business section and Management's Discussion and Analysis, to ensure that all plans and descriptions of the company's business are accurate and current. In this regard we note your disclosure on page 17 indicating that you estimate your product to be completed in June 2011. Yet elsewhere you indicate that you are still currently designing and developing your software product. Please revise your disclosure accordingly and take care to ensure that the current status of your business is conveyed consistently throughout the registration statement.

Certain Relationships and Related Transactions, page 25

9.   We note your response to prior comment 3. Please enhance your disclosure to indicate why the company purchased the right to use the name Beverage Master, including an explanation of how such asset will benefit the company and complement your business. Please supplementally provide us with data sufficient that we may assess the "common shareholders" between the company and Beverage Master, Inc. and, if material, include such disclosure in the prospectus.

10.   We note that you assumed a $35,000 promissory note owed to Brian Sobnosky, who is related to your director, Brian E. Sobnosky. Please tell us what the relationship between Brian E. Sobnosky, Brian Sobnosky, Brian F. Sobnosky, Richard M. Sobnosky, and Renee Sobnosky. Please tell us if Brian Sobnosky is the same person as Brian F. Sobnosky, who is identified as a selling shareholder on page 27, and if so, please revise to disclose that this individual is a selling shareholder in this offering.

Selling Security Holders, page 25

11.   Please provide beneficial ownership information as of the most recent practicable date. We note that you have presented such information as of June 30, 2011. Refer to Item 403 of Regulation S-K.

Financial Statements

Balance Sheet, page F-2

12.   Revise to identify Notes Payable as being due to related party parties. In this
        regard, please change the name of the line item to "Notes Payable to Related
        Parties."

Note 3 – Related Party Events, page F-8

13.   Please identify the related party with whom the Beverage Master transaction took
        place. Please tell us why you have not disclosed the acquisition of the Beverage
        Master intangible asset within the notes to the financial statements.

Note 5 – Note Payable, page F-8

14.   Please identify the related parties to whom each note is owed.

Signature, page II-5

15.   Instruction 1 to the Signatures section of Form S-1 requires that the registration
        statement be signed by the registrant's principal financial officer and controller
        (or principal accounting officer). In your next amendment, please revise Mr.
        Gibbs' signature line to indicate each capacity in which he serves.

Exhibit 5.1

16.   We note your response to prior comment 6 and the filing of an updated legality
        opinion. However, the legality opinion you filed does not include an opinion of
        counsel as to whether the 1,253,080 shares of common stock already issued are
        presently duly authorized, validly issued, fully paid and nonassessable. Please file
        a revised and updated legality opinion.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David Wagner, Esq.
        David Wagner & Associates, P.C.